Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)



                                 March 26, 2003

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Acindar Logo

Contacts:
Jose I. Giraudo                                      Andrea Dala
Investor Relations Manager                           Investor Relations Officer
Acindar S.A.                                         Acindar S.A.
(54 11) 4719 8674                                    (54 11) 4719 8672


                                  ACINDAR S.A.
                    ANNOUNCES THE COMPANY DEBT RESTRUCTURING

         Acindar Industria Argentina de Aceros S.A. (the "Company") announced today that it has presented a restructuring proposal to the ad hoc committee of its creditors (the "Committee") and that the Committee has found that it provides a foundation for a potentially successful restructuring proposal acceptable to the Company's creditors. The Company's creditors include (i) holders of its 11.25% Notes due 2004 (the "Notes"), (ii) holders of U.S. dollar denominated debt under facilities of the International Finance Corporation (the "IFC Debt"),
         (iii) holders of other bank loans that are denominated in U.S. dollars ("Dollar Debt"), (iv) holders of bank loans that are denominated in Argentine pesos (including debt that was originally denominated in U.S. dollars and converted into pesos pursuant to Argentine law) ("Pesified Debt") and (v) Companhia Siderurgica Belgo-Mineira ("Belgo Mineira"), an affiliate of the Company.

         Under the proposal presented by the Company to the Committee Acindar would effect the proposed restructuring by way of an Acuerdo Preventivo Extrajudicial ("APE"), a type of insolvency remedy available to debtors under the Argentine Bankruptcy Law (the "Bankruptcy Law"). An APE consists of an out of court agreement between a debtor and a certain percentage of its unsecured creditors that is submitted to a court for approval pursuant to the Bankruptcy Law. An APE enables debtors and unsecured creditors to negotiate a restructuring without being subject to most of the procedural and substantive encumbrances and limitations of a concurso preventivo procedure. Once endorsed by the court, the APE becomes binding on all unsecured creditors of the relevant debtor affected by the restructuring proposal set forth therein, whether or not such creditors have participated in the negotiation or execution of the agreement. The closing for the restructuring would occur after the court endorsement of the APE.

         Under the proposal presented by the Company to the Committee, holders of Notes, IFC Debt and Dollar Debt would receive new unsecured (and partially guaranteed, as explained below) senior notes ("Senior Notes") or equivalent financial instrument in the same principal amount as such holders' existing debt. The Senior Notes would bear interest on the outstanding principal amount at a rate of (i) 4% per year from issuance through 2004, (ii) LIBOR plus 200 basis points during 2005; (iii) LIBOR plus 250 basis points during 2006 and (iv) LIBOR plus 300 basis points thereafter. An additional interest payment on the Senior Notes at a rate of 4% per year for the period from January 1, 2003 through closing shall be made on the first principal payment date. Principal of the Senior Notes would be payable in nine equal installments during each of the years 2003-2011. Holders of Pesified Debt would receive a discounted cash payment in exchange for such debt.

         Prior to the proposed restructuring, Acindar would commit up to U.S.$20 million to make a cash tender offer for the Company's Notes and Dollar Debt. The tender offer would be structured as a modified dutch auction whereby holders of such debt would be invited to tender their debt at a discount within a price range to be specified. Certain debt that is tendered in the cash tender offer would be subject to proration under the modified dutch auction procedure.

         Pursuant to the restructuring proposal, Belgo Mineira (or one or more of its affiliates), in exchange for (i) certain claims against Acindar outstanding at the time that the APE is endorsed and (ii) an advance to Acindar of U.S.$20 million in connection with the restructuring, would have the right to receive unsecured convertible subordinated notes (the "Convertible Subordinated Notes") that would bear interest at 3% per year payable in cash and 3% per year payable in additional convertible notes. The Convertible Subordinated Notes would mature one year after the maturity of the Senior Notes. Acindar's shareholders would be granted preemptive rights pursuant to Argentine law. Under the proposal, Belgo Mineira will also agree to provide a limited guarantee, in an amount not to exceed U.S.$48 million, of certain of the Company's payment obligations under the Senior Notes.

         Pursuant to the restructuring proposal, Acindar would agree to pay at closing (a) overdue, accrued and unpaid interest (excluding default interest) through November 30, 2001 at contractual rates on any debt that remains after giving effect to the cash tender offer and that is exchanged for Senior Notes and (b) accrued interest on such debt for the period from December 1, 2001 through December 31, 2002 at a rate of 4% per year.

         No assurance can be given that a restructuring of the Company's financial obligations will occur or, if so, that a restructuring will occur as described herein. In addition, all of the transactions described or contemplated herein are subject to all necessary approvals.

         Acindar is the largest producer of non-flat steel in Argentina with 50% of the domestic market and an annual capacity of 1.2 MM metric tons. Acindar manufactures more than 200 products (billets, wire rods, skelps, rebars, welded meshes, cut & bend steel, cold drawn & hot rolled bars, shapes, pipes, wires, wire ropes, pc trands, nails) from four different locations.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                  (Registrant)



Date: March 26, 2003                        By: /s/ JORGE N. VIDELA
                                                -----------------------------
                                                Jorge N. Videla